25003193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66503

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Petrie Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1144 15th Street, Suite 3900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Bock	303-953-5398	mike@petrie.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Ct. Suite 300	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Bock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Petrie Partners Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EUNNICE DE LA CRUZ
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20234028487
MY COMMISSION EXPIRES JUL 27, 2027

Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PETRIE PARTNERS SECURITIES, LLC

Financial Statement
and
Report of Independent Registered Public Accounting Firm
December 31, 2024

This report is deemed a **PUBLIC DOCUMENT** in accordance with Rule 17a-5(e)(3)

Table of Contents

Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Petrie Partners Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Petrie Partners Securities, LLC's auditor since 2012.
Auburn Hills, Michigan
March 28, 2025

PETRIE PARTNERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

Assets

Current assets	
Cash and cash equivalents	$ 428,996
Marketable securities owned	903,326
Other receivable	1,002
Deferred contract costs	25,000
Accounts receivable	150,000
Unbilled out-of-pocket expenses	25,499
Total current assets	1,533,823
Goodwill	60,000
Total assets	$ 1,593,823

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 26,800
Due to parent	112,634
Deferred revenue	77,778
Total current liabilities	217,212
Member's equity	1,376,611
Total liabilities and member's equity	$ 1,593,823

See notes to financial statement.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Petrie Partners Securities, LLC (the "Company"), a Delaware limited liability company is a registered broker/dealer with the SEC and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company was first registered as a broker/dealer on November 3, 2004 when its predecessor, Luopan Capital, LLC ("Luopan"), an Illinois limited liability company formed in 2002, became registered with the SEC and a registered member of FINRA.

The Company is a wholly owned subsidiary of Petrie Partners, LLC, a Delaware limited liability company (the "Parent"), incorporated on April 26, 2011 under the name Strategic Energy Advisors, LLC ("SEA"). The Parent acquired Luopan on May 31, 2012.

The Parent is a boutique investment banking firm offering financial advisory services to the energy industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements, corporate restructurings or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best-efforts underwritings, is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout 2024 without exception.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated with unaffiliated parties.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Marketable Securities Owned

At December 31, 2024, marketable securities held by the Company were adjusted through unrealized gains (losses) to reflect the readily determinable fair value at this measurement date.

Unbilled Out-of-Pocket Expenses

In accordance with individually negotiated fee contracts with clients, the Company bills its clients for out-of-pocket expenses that were included in the Statement of Financial Condition. As of December 31, 2024, the Company had incurred, but not yet billed, out-of-pocket expenses totaling $25,499.

Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. Goodwill is tested annually for impairment and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or goodwill is more likely than not less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. The Company first compares the estimated fair value of the reporting unit or goodwill to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized for the year ended December 31, 2024.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

As a single-member limited liability company, the Company is included in the consolidated federal and state income tax returns filed by the Parent. The Parent has elected to be treated as an S-corporation for income tax purposes. This form of election is a pass-through tax structure, so all taxable income and losses are reported on the income tax returns of the members, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2024.

Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

Note 3 - Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Note 3 - Fair Value Measurements (continued)

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following is a description of the valuation methodologies used for assets measured at fair value:

Fixed Income Mutual Funds: Valued at the closing price reported on the active market on which the funds and individual securities are traded.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2024 are classified in the tables below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Equities	$ 903,326	$ -	$ -	$ 903,326

Note 4 – Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing difference between the Company's performance and the client's payments. The Company's accounts receivable, deferred contract costs, unbilled revenue and out-of-pocket expenses and deferred revenue (contract liabilities) for the year ended December 31, 2024 are as follows:

	Accounts receivable	Deferred contract costs	Unbilled revenue and out- of-pocket expenses	Deferred revenue (Contract liabilities)
Balance at January 1, 2024	$ -	$ -	$ 961,875	$ -
Additions	1,385,557	25,000	25,499	227,778
Reduction due to recognition of cost or revenue	(1,235,557)	-	(961,875)	(150,000)
Balance at December 31, 2024	$ 150,000	$ 25,000	$ 25,499	$ 77,778

Note 5 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, as of January 1, 2024, the Company agreed to pay the Parent for its share of administrative and overhead costs borne by the Parent, subject to quarterly and annual adjustments as needed. Total cost sharing payments made during the year ended December 31, 2024 were $1,103,000. Of these payments, $25,000 were recorded in the deferred contract cost at December 31, 2024. Total cost sharing expense recorded during the year ended December 31, 2024 was $1,078,000.

During the year ended December 31, 2024, the Parent paid some of the Company's client-related out-of-pocket expenses directly. The net balance due to the Parent for under payment of the cost-sharing expenses and out-of-pocket expenses as of December 31, 2024 was $112,634 which is included in the accompanying statement of financial condition.

Note 6 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2024 was $1,052,103 which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital ratio was .2065 to 1 as of December 31, 2024.

Note 7 – Single Reportable Segment

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company is authorized to engage in a single line of business as a securities broker dealer. The Company has identified its Chief Financial Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM may also use excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member withdrawals. The measurement of segment assets is reported on the Statement of Financial Condition as total assets. The Company's operations constitute a single operating segment and therefore, a single reportable segment. The CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through March 28, 2025, which is the date that the financial statements were issued and has determined the following event required disclosure.

Effective January 1, 2024, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent $140,000 per month for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed and can be terminated by either party with one month's notice.